SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 21, 2003




                        i-CABLE Communications Limited
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                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
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                   (Address of principal executive offices)





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


           Form 20-F      X             Form 40-F
                      ---------                    ----------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


           Yes                            No            X
                      ---------                    ----------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]

                        i-CABLE COMMUNICATIONS LIMITED
              (Incorporated in Hong Kong with limited liability)

                                 ANNOUNCEMENT

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Pursuant to an announcement made by Wharf dated 19 August, 2003, Wharf declared an interim dividend to be paid by way of cash and distribution of 244,747,663 shares of HK$1.00 each in the share capital of i-CABLE held by Wharf.

A waiver was granted by the Stock Exchange to the Company on 15 October, 1999, which was renewed on 12 October, 2001, for strict compliance with Rule 8.08 of the Listing Rules. The waiver will expire on 23 November, 2003.

Immediately following completion of the Distribution, the percentage of the issued share capital of the Company in the hands of the public is expected to increase from 20.56% to 26.62%. That would enable the Company to meet the 25% minimum public float requirement as prescribed in Rule 8.08 of the Listing Rules before the expiry date of the waiver. A further announcement will be made by the Company as appropriate upon completion of the Distribution.

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Reference is made to the announcement made by The Wharf (Holdings) Limited
("Wharf") dated 19 August, 2003 in relation to the interim results of Wharf for the half-year period ended 30 June, 2003 ("Wharf Announcement"). Pursuant to the Wharf Announcement, Wharf declared an interim dividend to be paid by way of cash and distribution of 244,747,663 shares of HK$1.00 each in the share capital of i-CABLE Communications Limited ("Company" or "i-CABLE") held by Wharf.

Upon completion of the abovementioned distribution of i-CABLE's shares ("Distribution") by 29 September, 2003 as announced by Wharf, the percentage of issued share capital of the Company held by Wharf will decrease from 79.24% to 67.12%. At the same time, the percentage of the issued share capital of the Company in the hands of the public (as defined in the Listing Rules) will increase from 20.56% to 26.62%.


                                     -1-

                                                          i-CABLE announcement
                                                                20 August 2003


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In November 1999 when the Company became a listed company through an initial public offering, the Stock Exchange granted a two-year waiver ("Waiver") allowing the Company to maintain a minimum public float of 18% instead of 25% as stipulated under Rule 8.08 of the Listing Rules. On an application made by the Company in October 2001, the Stock Exchange granted to the Company an extension of the Waiver for a further two-year period effective from 24 November, 2001. The Waiver, as extended, will expire on 23 November, 2003 and the Company is required to take necessary action to increase the public float of its issued share capital on the Stock Exchange before such an expiry date.

As a result of the Distribution, it is expected that the Company will be able to meet the 25% minimum public float requirement as prescribed in Rule 8.08 of the Listing Rules before the expiry date of the Waiver. A further announcement will be made by the Company as appropriate upon completion of the Distribution.


                                           By Order of the Directors
                                         i-CABLE COMMUNICATIONS LIMITED
                                               Wilson W. S. Chan
                                                   Secretary


Hong Kong, 20 August, 2003


                                     -2-

                                                          i-CABLE announcement
                                                                20 August 2003


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                  i-CABLE Communications Limited


                                  By:  /s/ Samuel Wong
                                       ----------------------------------
                                       Name:  Samuel Wong
                                       Title: Chief Financial Officer


Dated: August 21, 2003